Mail Stop 4561

May 6, 2008

Steven L. Suss
Chief Financial Officer
Excelsior LaSalle Property Fund, Inc.
225 High Ridge Road
Stamford, CT 06905-3039

> **Re: Excelsior LaSalle Property Fund, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2007**
> **Filed March 7, 2008**
> **File No. 000-51948**

Dear Mr. Suss:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 1B Unresolved Staff Comments, page 18

1. We note that the company has been unsuccessful to date in obtaining the financial statements required by Rule 3-14 of Regulation S-X for the acquisition of Cabana Beach Gainseville which was acquired on November 21, 2007 and which you have stated to be significant. In addition we note that three other properties were acquired on the same date from the same seller and that you have also been unsuccessful obtaining Rule 3-14 financial statements for these acquisitions. Related acquisitions should be combined for purposes of applying the significance tests of Rule 3-14 of Regulation S-X. Properties are related if their acquisitions are contingent upon one another by virtue of location or other material financial or commercial factor. Please clarify to us whether or not these acquisitions, which have a combined acquisition price of $149.6 million which is significant at the greater than 20% level, are related. Tell us how you plan to comply with your reporting obligations under the 1934 Act by filing the financial statements required by Rule 3-14 of Regulation S-X.

Financial Statements
Note 2 Summary of Significant Accounting Policies
Basis of Presentation and Principles of Consolidation, page F-11

2. Please clarify whether or not the Fund had adopted SOP 07-1 prior to its deferral. While recognizing the deferral of SOP 07-1, please clarify to us how you determined that the Fund was not an investment company within the scope of the Audit and Accounting Guide *Audits of Investment Companies* based upon current guidance.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Steven L. Suss
Chief Financial Officer
May 6, 2008
Page 3

  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

  You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3498 if you have questions.

        Sincerely,

        Linda van Doorn
        Senior Assistant Chief
        Accountant